Exhibit 99.1

SOS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 5, 2022

Notice is hereby given that SOS Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at 10:00 a.m., Eastern Time, on December 5, 2022 (the “Annual General Meeting”) at the Company’s headquarters located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

1.      As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

2.      As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

3.      As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

4.      As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

5.      As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

6.      As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

7.      As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022;

8.      As an ordinary resolution, to approve and adopt the Company’s 2022 equity incentive plan;

9.      As a special resolution, to approve and adopt a Securities Purchase Agreement (the “SPA”) and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the “Disposition”) by the Company of 100% of the outstanding shares of S International Group Limited (“S International BVI”), the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to S International Holdings Limited, a Cayman exempt company (the “Purchaser”), in exchange for $17 million (the “Purchase Price”); and

10.    To transact any such other business that may properly come before the meeting.

Only holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) registered in the register of members at the close of business on October 17, 2022, New York time (the “Record Date”), can vote at the Annual General Meeting or at any adjournment that may take place. If you are a holder of American Depositary Shares, please see the discussion in the attached proxy statement under the heading “Voting by Holders of American Depositary Shares.”

We cordially invite all holders of Ordinary Shares to attend the Annual General Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. Holders of Class B Ordinary Shares may not appoint another holder of Class B Ordinary Shares as its proxy. If you are a holder of Ordinary Shares and whether or not you expect to attend the Annual General Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Annual General Meeting. If you send in your form of proxy and then decide to attend the Annual General Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

The enclosed form of proxy is to be delivered to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html or by submitting a request to IR@sosyun.com.

By Order of the Board of Directors,
/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer Date: November 8th, 2022

SOS LIMITED

PROXY STATEMENT

GENERAL

The board of directors of SOS Limited, a Cayman Islands company (the “Company”), is soliciting proxies for the annual general meeting of shareholders to be held on December 5th, 2022 at 10:00 a.m., Eastern Time, or at any adjournment or postponement thereof (the “Annual General Meeting”). The Annual General Meeting will be held at our headquarters located at Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of Class A Ordinary Shares or Class B Ordinary Shares (collectively, “Ordinary Shares”) as of the close of business on October 17, 2022, New York time, are entitled to vote at the Annual General Meeting. As of October 17, 2022, 2,985,573,853 of our Class A Ordinary Shares, par value US$0.0001 per share, and 173,052,525 of our Class B Ordinary Shares, par value US$0.0001 per share, were issued and outstanding. As of October 17, 2022, approximately 2,905,185,760 of our Class A Ordinary Shares were represented by American Depositary Shares (“ADSs”). One or more holders of Ordinary Shares which represent, in aggregate, not less than one-third (1/3) of the votes attaching to all issued and outstanding Ordinary Shares and entitled to vote, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, shall be a quorum for all purposes.

PROPOSALS TO BE VOTED ON

1.      As an ordinary resolution, that Yandai Wang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

2.      As an ordinary resolution, that Li Sing Leung be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

3.      As an ordinary resolution, that Russell Krauss be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

4.      As an ordinary resolution, that Douglas L. Brown be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

5.      As an ordinary resolution, that Ronggang (Jonathan) Zhang be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

6.      As an ordinary resolution, that Wenbin Wu be re-elected as director of the Company, to hold office for a one-year term subject to renewal at the Company’s next annual general meeting;

7.      As an ordinary resolution, to ratify the selection of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022;

8.      As an ordinary resolution, to approve and adopt the Company’s 2022 equity incentive plan;

9.      As a special resolution, to approve and adopt a Securities Purchase Agreement (the “SPA”) and related transactions providing for the disposition (transaction contemplated by the SPA is referred to as the “Disposition”) by the Company of 100% of the outstanding shares of S International Group Limited (“S International BVI”), the Company’s wholly owned subsidiary and a business company incorporated in the British Virgin Islands with limited liability, to S International Holdings Limited, a Cayman exempt company (the “Purchaser”), in exchange for $17 million (the “Purchase Price”); and

10.    To transact any such other business that may properly come before the meeting.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1-9.

VOTING AND SOLICITATION

Each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to the vote at the Annual General Meeting, and each Class B Ordinary Share shall be entitled to ten (10) votes on all matters subject to the vote at the Annual General Meeting. At the Annual General Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. A resolution put to the vote of a meeting shall be decided on a poll. Except as required by applicable law and subject to the terms and conditions of the Articles, the holders of Class A Ordinary Shares and Class B Ordinary Shares shall vote together as one class on all matters submitted to a vote at the Annual General Meeting. The affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to ratify the appointment of the Company’s independent auditor. In computing the majority, regard shall be had to the number of votes to which each holder of Ordinary Shares is entitled.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares or ADSs beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Annual General Meeting in person, via the Internet or by completing, dating, signing and returning the enclosed form of proxy to the attention of Ms. Vivian Liu, Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province 266400, People’s Republic of China, and must arrive no later than the time for holding the Annual General Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Annual General Meeting. Abstentions and broker non-votes will be counted as present for purposes of determining whether a quorum is present. Abstentions will have the same effect as a vote against the ratification of the appointment of the independent auditor. Broker non-votes will have the same effect as a vote against the ratification of the appointment of the independent auditor.

Please refer to this proxy statement for information related to the proposals.

VOTING BY HOLDERS OF AMERICAN DEPOSITARY SHARES

Holders of the ADSs who are ADS holders as of 5:00 p.m. (New York City time) on October 17, 2022 (the record date for ADS holders) are entitled to exercise their voting rights for the underlying Class A Ordinary Shares represented by their ADSs through Citibank, N.A., the depositary of the Company’s ADSs, and should give voting instructions to Citibank, N.A. accordingly.

Citibank, N.A., has advised us that it intends to distribute to ADS holders of record this proxy statement, the accompanying notice of Annual General Meeting and a ADS voting instruction card. If you are a beneficial owner of ADSs registered in the name of a brokerage firm, bank or other financial institution, that organization will provide you with the voting instructions rather than Citibank. Upon timely receipt of a duly completed ADS voting instruction card from an ADS holder prior to 10:00 a.m. (New York City time) on November 16, 2022, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of Class A Ordinary Shares represented by such ADSs in accordance with the instructions set forth in the ADS voting instruction card.

If Citibank, N.A. does not receive the ADS voting instructions from an ADS holder on or before the date set forth in the ADS voting instruction card, such ADS holders, under the terms of the deposit agreement, dated as of May 4, 2017 (as amended), by and among the Company, Citibank, N.A. and all holders and beneficial owners from time to time of the ADSs issued thereunder, will be deemed to have instructed Citibank, N.A. to give a discretionary proxy to a person designated by the Company to vote the amount of Class A Ordinary Shares represented by such ADSs unless the Company informs Citibank, N.A. that (A) the Company does not wish such proxy to be given, (B) substantial opposition exists, or (C) the rights of holders of Deposited

Securities may be materially adversely affected.

If the enclosed voting instruction card is signed but the voting instructions fail to specify the manner in which to vote, Citibank, N.A. will vote in favor of the items set forth in the voting instructions.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of SOS Limited, if you hold our Ordinary Shares, or to Citibank, N.A. if you hold ADSs representing our Class A Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2021 annual report for the year ended December 31, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders and beneficial owners of the Company’s ADSs. You may obtain a copy of our 2021 Annual Report by visiting the “Annual Reports” heading under the “Financials” section of the Company’s website at https://service.sosyun.com/sos_en/investorRoom.html. If you want to receive a paper or email copy of the Company’s 2021 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at IR@sosyun.com.

PROPOSALS 1 THROUGH 6

RE-ELECTION OF DIRECTORS

The Election of Directors

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for re-election as directors of the Company. Unless such authority is withheld, proxies will be voted for the re-election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Yandai Wang	44	Executive Chairman and Chief Executive Officer
Li Sing Leung	55	Chief Financial Officer and Director
Russell Krauss	62	Director
Douglas L. Brown	67	Independent Director
Ronggang (Jonathan) Zhang	59	Independent Director
Wenbin Wu	59	Independent Director

Information Regarding the Company’s Directors and Nominees

Mr. Yandai Wang has been the Chief Executive Officer of the Company and Executive Chairman of the Board since May 2020. Mr. Wang has served as Chief Executive Officer of SOS since November 2018 and executive chairman of Yongbao Group since April 2015. He has over 20 years of industrial experience in emergency rescue, telecom and call center services. Mr. Wang received his bachelor’s degree in Information Technology and Management from Information Engineering University in 2014 and studied Economic Management at University of San Francisco in 2019.

Mr. Li Sing Leung has been the Chief Financial Officer of the Company and Director of the Board since August 2020. Mr. Li served as the Chief Financial Officer (“CFO”) of Palmerston North Co., Ltd. since June 2020 and as the Financial Controller of Transfar International Group (Hong Kong) Limited from May 2018 to May 2020. He served as the as the Managing Director of Hong Kong and Shanghai Business Corporation from November 2016 to April 2018. From October 2013 to October 2016, Mr. Li served as the CFO of Shopex Network Co., Ltd. Mr. Li has over twenty years of combined experience in auditing, accounting, tax planning and corporate financing. Mr. Li obtained his bachelor’s degree in Commerce from the University of New South Wales, Australia, and a MBA from the University of Texas. Mr. Li is a member of the Association of Chartered Certified Accountants and holds a Colorado State CPA license.

Mr. Douglas L. Brown has been an independent non-executive director on our board since 2007. Mr. Brown is the founder and chairman of DLB Capital, which is a private equity firm with a focus on development and startup companies in the financial services industry in the United States and China. He has held his positions at DLB Capital since 2006. Prior to DLB Capital, Mr. Brown held the position of vice chairman — investment banking at Morgan Stanley where, among other responsibilities, he advised on initial public offerings and the privatization of Chinese state-owned financial institutions. Mr. Brown was also the non-executive chairman of HighTower Advisors, LLC from its founding in 2007 to 2011, and was its first institutional investor through DLB Capital. Mr. Brown also served as a director of Transamerica Corporation from 2008 to 2020. Mr. Brown received his bachelor’s degree from Bowdoin College.

Mr. Russell Krauss served as our co-chief executive officer from September 2018 to June 2019, vice-chairman from September 2018, and prior to that served as an independent non-executive director on our board since October 2016. Previously, Mr. Krauss served as a Senior Vice President, Accounts and Business Operations for DXC Technology from 2017 to 2018. In that role, he was responsible for enterprise-wide operations, acted as chief client officer and oversaw top accounts for the $24 billion business. Prior to that, he was vice president and managing director for several of EDS’ (and then HP’s) largest businesses where he drove significant value for both clients and shareholders through major transformation initiatives. Prior to that, Mr. Krauss was vice president and CIO for the New York Power Authority, the largest non-federal utility in the U.S. He led the Y2K transition of one of the nation’s “Top 10 Critical Infrastructure” entities and was the executive responsible for a $1.4 billion divestiture of the Nuclear Generation business — the largest transaction of its kind in U.S. history. Krauss has served as business leader and division CIO in Westinghouse Electric Corporation and United Technologies Corporation. He received his MBA from the University of New Haven and bachelor’s degree in Computer Science from State University, New York.

Mr. Ronggang (Jonathan) Zhang has served as our independent director since May 2020. Mr. Zhang is the Chief Executive Officer of 5CGroup International Asset Management Co., Ltd. and Strategic Development Consultant of SG & CO PRC Lawyers, positions he has held since 2015. Mr. Zhang has served since 2015 as master’s supervisor of Zhejiang Sci-Tech University and visiting professor of Zhejiang NDRC Training Center. Mr. Zhang previously served as the Department Chief of Commercial Bureau of HEDA between 2003 and 2015 and as Chief of Investment Bureau of Ningbo Free Trade Zone between 2000 and 2003. Mr. Zhang received his bachelor’s degree at Hubei University in 1987, and Visiting Scholar to University of Newcastle upon Tyne, UK in 1996.

Mr. Wenbin Wu has served as our independent director since May 2020. Mr. Wu has been appointed an independent director of the Board as a nominee of YBT. Mr. Wu currently serves as the Chairman of Shenzhen Rongde Investments Ltd. and Shenzhen Rongde Enterprise Management Advisory Company. Mr. Wu also has served as executive director of Shenzhen ZhongHengHe Asset Management Ltd. and as an IPO consultant of Shenzhen Rongle Culture Media Group Ltd. Mr. Wu studied Financial Accounting and Social Science at Zhengzhou University of Aeronautics-ZUA and Nanjing University of Aeronautics and Astronautics and received a bachelor’s degree of Law and a MBA certificate from Queen’s University of Brighton.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1 THROUGH 6, THE RE-ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES AS DESCRIBED IN THESE PROPOSALS 1 THROUGH 6

PROPOSAL 7

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee of the Board (the “Audit Committee”), which is composed entirely of independent directors, has selected Audit Alliance LLP, independent registered public accounting firm, to audit our financial statements for the fiscal year ended December 31, 2022. Ratification of the selection of Audit Alliance by shareholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the shareholders for ratification at the 2022 Annual Meeting. If the shareholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Audit Alliance LLP, but may, in their discretion, retain Audit Alliance LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of the Company and its shareholders.

Representatives from Audit Alliance LLP will not be in attendance at the 2022 Annual Meeting.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Independent Registered Public Accounting Firm Fees and Other Matters

The following table sets forth, for each of the years indicated, the fees expensed by our independent registered public accounting firm:

	For the Year Ended December 31
	2021	2020
Audit fees(1)	$150	$110
Audit related fees(2)	—	—
Tax fees(3)	—	—

____________

(1)      “Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements and the review of our comparative interim financial statements.

(2)      “Audit related fees” means the fees billed for review of response letter to a regulatory body.

(3)      “Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS AS DESCRIBED IN THE PROPOSAL 7

PROPOSAL 8

2022 EQUITY INCENTIVE PLAN

The 2022 Equity Incentive Plan

The Board has declared advisable, adopted and is submitting for shareholder approval, the Company’s 2022 Equity Incentive Plan (the “2022 Plan”). The purpose of the Plan is to attract and retain key personnel and to provide a means for directors, officers, employees, consultants and advisors to acquire and maintain an interest in the Company, which interest may be measured by reference to the value of our ordinary shares.

If approved by the Company’s shareholders, the 2022 Plan will be effective as of October 4, 2022 (the date that the Company’s Board of Directors approved the 2022 Plan). Capitalized terms used but not defined in this Proposal 8 shall have the meaning ascribed to them in the 2022 Plan, a copy of which is attached hereto as Appendix A. The following description of the 2022 Plan’s material terms is qualified in its entirety by reference to the 2022 Plan.

Description of the Plan

Administration of the Plan.    Different Committees with respect to different groups of Service Providers may administer the Plan.

Eligibility.    Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

Stock Subject to the Plan.    Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 44,7836,077 shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 44,7836,077 shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

Amendment and Termination.    The Board may at any time amend, alter, suspend, or terminate the Plan.

Term of Plan.    Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

Change in Control.    In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation and each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve and adopt the 2022 Plan.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 8, THE APPROVAL AND ADOPTION OF THE 2022 PLAN AS DESCRIBED IN THIS PROPOSAL 8

PROPOSAL 9

THE DISPOSITION

Summary of the Disposition

S International Group Limited, a British Virgin Islands company, a wholly-owned subsidiary of the Company (“S International BVI” and the “Target”) owns 100% of S International Holdings Limited, a company incorporated under the laws of Hong Kong (“S International HK”), and S International HK owns 100% of Qingdao S Investment Holding Limited. (“WFOE”). WFOE controls Qingdao SOS Industrial Holding Co., Ltd. (the “VIE”) through a series of contractual agreements with Qingdao SOS Industrial Holding Co., Ltd. and its shareholders (the “VIE Agreements”). The VIE has two wholly owned subsidiaries Qingdao SOS Digital Technologies Inc. and SOS Information Technology Co., Ltd..

Pursuant to the terms and conditions set forth in a securities purchase agreement entered into by and among the Company, S International Holdings Limited, a Cayman Islands company (the “Purchaser”) and the Target, which attached hereto as Appendix B (the “SPA”), the Company will sell 100% equity interest of the Target to the Purchaser in exchange for US$ 17 million of cash (the “Purchase Price”).

The Purchaser is a Cayman Island company called S International Holdings Limited (“S Group”). Mr. Yandai Wang, chief executive officer and chairman of the Board of the Company, holds 45% of S Group and Ms. Yilin Wang, original shareholder of the VIE and legal representative of SOS Information Technology Co., Ltd., a subsidiary of the VIE, holds 40% of S Group. As a result, the proposed Disposition is a related party transaction that requires the review and approval of the Special Committee which consists of disinterested directors of the Board (the “Special Committee”).

The Special Committee was established on September 26, 2022, solely consisting of disinterested directors, with the power and authority to review matters related to the Disposition, including but not limited to reviewing the transaction documents and the fairness opinion, and recommending to the Board what action, if any, should be taken by the Company with respect to the Disposition, express its view as to the fairness to the Company and its Shareholders of the Disposition, and take all such other actions as necessary or appropriate to discharge the foregoing duties.

In connection with the proposed Disposition, Access Partner Consultancy & Appraisals Limited (“Access Partner”), the financial advisor to the Special Committee, has rendered a written fairness opinion (the “Disposition Fairness Opinion”) to the Committee and the Board to the effect that, as of the date of such opinion, the Proposed Disposition consideration the Company would receive for sale of the Target is fair to the public shareholders of the Company from a financial point of view.

Reasons for the Disposition

In reaching its decision to proceed with the Disposition, the Special Committee and the board of directors considered, among other things, the following factors:

(i)     The PRC has increasing scrutiny over data security and the privacy of PRC citizens, which directly affects the Company’s data mining business;

According to the Company’s PRC counsel, China’s regulatory and enforcement regimes regarding information security and privacy protection have been rapidly evolving over the past few years. The Chinese regulators have formulated and issued a series of laws, regulations and policies on cybersecurity, data compliance and personal information protection. On November 7, 2016, the Standing Committee of the National People’s Congress (the “NPC Standing Committee”) promulgated the “Cyber Security Law”, which regulates those who build and operate a network or provide services through a network. On June 10, 2021, the NPC Standing Committee promulgated the “Data Security Law” which regulates data processing activities and security supervision. On August 20, 2021, the NPC Standing Committee promulgated the “Personal Information Protection Law” which reiterates the circumstances under which personal information processors can process personal information and the requirements for such circumstances. On July 7, 2022, on the basis of the Cyber Security Law, Data Security Law and Personal Information Protection Law, the

Cyberspace Administration of China promulgated the “Data Export Security Assessment” which provides measures to implement the above-mentioned legal provisions and regulate data export activities.

With the increasing focus on information security and privacy protection by Chinese regulators, it is expected that they may further impose stricter data compliance obligations on information security and privacy protection. Since the Company’s data mining business is carried out simultaneously domestically in China and abroad, it is possible that the relevant Chinese regulatory authorities will determine that the Company’s business in China involves cross-border provision or sharing of relevant data, and that it would be subject to the aforementioned regulations. If it were to be determined that the Company has not strictly complied with the relevant legal and regulatory requirements, it will have a material adverse impact on the Company’s data mining business development in China, further increasing the Company’s compliance costs and potentially incurring additional expenses.

In conducting its data mining business, the Company needs to process certain data of its customers and their end users and is subject to Chinese laws, regulations and government policies on data privacy and protection. Given the generally complex and evolving nature of China’s laws and regulations on privacy and data protection, there may be different interpretations or significant changes, leading to uncertainty about the extent of a company’s responsibilities in this area. In order to comply with the rapidly developing laws and regulations of the industry in which the Company belongs, the Company must establish internal and external procedures to maintain the overall compliance of the Company, and it is necessary to continuously review, and monitor the compliance with laws and regulations related to its business operations. If the company fails to manage the relevant risks, it may be subject to penalties, fines, suspension of business, etc., which may materially and adversely affect the company’s reputation and operating results.

(ii)    The Company wants to separate the different business segments, keeping the focus on cryptocurrency mining and commodities trading in the U.S. while disposing off the data mining segment to better focus on its core business in block-chain industry.

(iii)   The Company’s long-term goal to focus its operations in North America. The Company’s business was initially located in China and now is completing its relocation and growing in North America. The Company launched its first cryptomining pool in early 2022 in the State of Wisconsin and recently has built a super computer hosting center there, equipped with innovative technologies such as movable computer server containers in an attempt to improve the customers’ user experience. The Company’s vision is to become one of the leading block-chain technology service providers in North America.

Opinion of Access Partner to the Special Committee

The Special Committee engaged Access Partner to render an opinion to opine on the fairness of the consideration to be received in the Disposition, from a financial point of view to the Company’s shareholders. Access Partner is a professional service firm providing independent valuation, technical consultancy and financial advisory services. The Special Committee decided to use its services given Access Partner’s requisite experience in similar matters. Access Partner rendered its opinion to the Special Committee on September 26, 2022 that the consideration to be received in the Disposition was fair, from a financial point of view, to the Company’s shareholders.

Access Partner’s opinion was provided to the Special Committee in connection with its consideration of the Disposition and only addressed the fairness, from a financial point of view, of the Disposition to the Company’s shareholders pursuant to the SPA, in each case as of the date of the opinion, and did not address any other aspect or implication of the Disposition.

Neither Access Partner’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed Disposition.

In arriving at its opinion, Access Partner had discussions with the management of the Company, conducted the procedures as described in opinion and relied on information obtained from general procedures. Among other things, Access Partner:

(i)     Reviewed audited financial statements for the Company for the fiscal year ended December 31, 2021;

(ii)    Certain historical publicly available business and financial information concerning the VIE;

(iii)   Certain internal documents relating to the past and current operations, financial conditions and probable future outlook of the VIE, provided to Access Partner by the management of the Company;

(iv)   Documents related to the Disposition (collectively referred to as the “Transaction Documents”) including but not limited to the SPA dated November 2, 2022, which Access Partner has reviewed;

(v)    Discussed the information referred to above (i) to (iv) and the background and other elements of the Disposition with the management of the Company;

(vi)   Discussed with the management of the company regarding its plan and intentions with respect to the future management and operation of the VIE;

(vii)  Performed certain valuation analysis using generally accepted valuation and analytical technique as applying income approach; and

(viii) Conducted such other analysis and considered such as factors as Access Partner deemed necessary or appropriate.

Access Partner has relied upon and assumed, without assuming any responsibility for independent verification, the accuracy, completeness and fair presentation of all of the financial and other information that was obtained from public sources or supplied to them from private sources, including the Company’s management. With respect to any estimates, evaluations, forecasts, and projections including, without limitation to, the projection furnished by the Company’s management, such information was reasonably prepared on a basis reflecting best currently available information and good faith judgments of the person furnishing the same, and that Access Partner expresses no opinion with respect to such estimates, evaluations, forecasts, and projections or the underlying assumptions. Access Partner has assumed that the Disposition will be consummated in a manner that complies in all respects with applicable governmental, regulatory or other consents or approvals. Access Partner has assumed that the Disposition will be consummated on the terms set forth in the Transaction Documents, without further amendments thereto, and without waiver by the Company of conditions to any of its obligations thereunder, and in a manner that complies in all material respects with all applicable laws. Access Partner also has assumed that the representations and warranties of the parties thereto contained in the Transaction Documents are true and correct and that each such party will perform all the covenants and agreements to be performed by it under the Transaction Documents.

Interests of Directors and Executive Officers in the Transactions

The Purchaser is a wholly owned subsidiary of S Group Investment Limited, a British Virgin Island company (“S Group”). Mr. Yandai Wang, chief executive officer and chairman of the Board of the Company, holds 45% of S Group and Ms. Yilin Wang, original shareholder of the VIE and legal representative of SOS Information Technology Co., Ltd., a subsidiary of the VIE, holds 40% of S Group.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a majority of not less than two-thirds the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Annual General Meeting will be required to approve and adopt the SPA and the Disposition.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 9, THE APPROVAL AND ADOPTION OF THE CHARTER AMENDMENT AS DESCRIBED IN THIS PROPOSAL 9

OTHER MATTERS

We know of no other matters to be submitted to the Annual General Meeting. If any other matters properly come before the Annual General Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
/s/ Yandai Wang
Yandai Wang
Chairman and Chief Executive Officer
Date: November 8th, 2022

Appendix A

SOS LIMITED
2022 EQUITY INCENTIVE PLAN

1. Purposes of the Plan. The purposes of this Plan are:

•    to attract and retain the best available personnel for positions of substantial responsibility,

•    to provide additional incentive to Employees, Directors and Consultants, and

•    to promote the success of the Company’s business.

The Plan permits the grant of Incentive Share Options, Nonstatutory Share Options, Restricted Stock, Share Appreciation Rights, Restricted Share Units, Performance Units, Performance Shares, and Other Share Based Awards.

2. Definitions. As used herein, the following definitions will apply:

(a) “162(m) Award” means an Award that is granted to a Covered Employee and is intended to qualify as “performance-based” under Section 162(m) of the Code

(b) “Administrator” means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(c) “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

(d) “Award” means, individually or collectively, a grant under the Plan of Options, SARs, Restricted Stock, Restricted Stock Units, Performance Units, Performance Shares or Other Stock Based Awards.

(e) “Award Agreement” means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) “Awarded Stock” means the Common Stock subject to an Award.

(g) “Board” means the Board of Directors of the Company.

(h) “Change in Control” means the occurrence of any of the following events:

(i) Any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company’s then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets;

(iii) A change in the composition of the Board occurring within a two-year period, as a result of which fewer than a majority of the directors are Incumbent Directors. “Incumbent Directors” means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(i) “Code” means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(j) “Committee” means a committee of Directors or other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 of the Plan

(k) “Common Stock” means the Class A ordinary shares of the Company, par value $0.0001 per share, or in the case of Performance Units, Restricted Stock Units, and certain Other Stock Based Awards, the cash equivalent thereof, as applicable.

(l) “Company” means SOS Limited.

(m) “Consultant” means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(n) “Covered Employees” means those persons who the Committee determines are subject to the limitations of Section 162(m) of the Code.

(o) “Director” means a member of the Board.

(p) “Disability” means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(q) “Dividend Equivalent” means a credit, made at the discretion of the Administrator, to the account of a Participant in an amount equal to the value of dividends paid on one Share for each Share represented by an Award held by such Participant.

(r) “Employee” means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(t) “Exchange Program” means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have lower exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is reduced. The terms and conditions of any Exchange Program will be determined by the Administrator in its sole discretion.

(u) “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock will be the mean between the high bid and low asked prices for the Common Stock for the last market trading day on or prior to the date of determination, as reported in The Wall Street Journal or such other source as the Administrator deems reliable; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Administrator.

Notwithstanding the preceding, for federal, state, and local income tax reporting purposes and for such other purposes as the Administrator deems appropriate, the Fair Market Value shall be determined by the Administrator in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

(v) “Fiscal Year” means the fiscal year of the Company.

(w) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) “Nonstatutory Stock Option” means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(y) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) “Option” means a stock option granted pursuant to the Plan.

(aa) “Other Stock Based Awards” means any other awards not specifically described in the Plan that are valued in whole or in part by reference to, or are otherwise based on, Shares and are created by the Administrator pursuant to Section 12.

(bb) “Outside Director” means a Director who is not an Employee.

(cc) “Parent” means a “parent corporation,” whether now or hereafter existing, as defined in Section 424(e) of the Code.

(dd) “Participant” means the holder of an outstanding Award granted under the Plan.

(ee) “Performance Goals” means one or more objective measurable performance goals established by the Committee with respect to a Performance Period based upon one or more of the following criteria: (i) operating income; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings; (iv) cash flow; (v) market share; (vi) sales or revenue; (vii) expenses; (vii) profit/loss or profit margin; (ix) working capital; (x) return on equity or assets; (xi) earnings per share; (xii) total shareholder return; (xiii) price/earnings ratio; (xiv) debt or debt-to-equity; (xv) accounts receivable; (xvi) writeoffs; (xvii) cash; (xviii) assets; (xix) liquidity; (xx) operations; (xxi) borrowers; (xxii) investors; (xxiii) strategic partners; (xxiv) mergers or acquisitions; (xxv) loans facilitated; (xxvi) product offerings; and/or (xxvii) stock price. Any criteria used may be measured, as applicable, (a) in absolute terms, (b) in relative terms (including but not limited to, the passage of time and/or against other companies or financial metrics), (c) on a per share and/or share per capita basis, (d) against the performance of the Company as a whole or against particular entities, segments, operating units or products of the Company and/or (e) on a pre-tax or after tax basis. Awards issued to persons who are not Covered Employees may take into account any other factors deemed appropriate by the Committee.

(ff) “Performance Period” means any period not exceeding 120 months as determined by the Committee, in its sole discretion. The Committee may establish different Performance Periods for different Participants, and the Committee may establish concurrent or overlapping Performance Periods.

(gg) “Performance Share” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(hh) “Performance Unit” means an Award granted to a Service Provider pursuant to Section 10 of the Plan.

(ii) “Period of Restriction” means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(jj) “Plan” means this 2022 Equity Incentive Plan.

(kk) “Restricted Stock” means Shares issued pursuant to a Restricted Stock award under Section 8 or issued pursuant to the early exercise of an option.

(ll) “Restricted Stock Unit” means an Award that the Administrator permits to be paid in installments or on a deferred basis pursuant to Sections 4 and 11 of the Plan.

(mm) “Rule 16b-3” means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(nn) “Section 16(b)” means Section 16(b) of the Exchange Act.

(oo) “Service Provider” means an Employee, Director or Consultant.

(pp) “Share” means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(qq) “Stock Appreciation Right” or “SAR” means an Award that pursuant to Section 9 of the Plan is designated as a SAR.

(rr) “Subsidiary” means a “subsidiary corporation”, whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. Stock Subject to the Plan.

(a) Stock Subject to the Plan. Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 44,7836,077 Shares. The Shares may be authorized, but unissued, or reacquired Common Stock. Shares shall not be deemed to have been issued pursuant to the Plan with respect to any portion of an Award that is settled in cash. Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If a Participant pays the exercise price (or purchase price, if applicable) of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall again be available for issuance pursuant to future Awards under the Plan. A total of 44,7836,077 Shares, which such amount is included in the limit set forth in the first sentence of this Section 3(a), may be issued under the Plan pursuant to the exercise of Incentive Stock Options.

(b) Lapsed Awards. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available for grant under the Plan.

(c) Share Reserve. The Company, during the term of the Plan, shall at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. Administration of the Plan.

(a) Procedure.

(i) Multiple Administrative Bodies. Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) Section 162(m). To the extent that the Administrator determines it to be desirable and necessary to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii) Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) Other Administration. Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which committee will be constituted to satisfy Applicable Laws.

(v) Delegation of Authority for Day-to-Day Administration. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) Powers of the Administrator. Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, will determine;

(vi) to institute an Exchange Program;

(vii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(viii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws and/or qualifying for preferred tax treatment under applicable foreign tax laws;

(ix) to modify or amend each Award (subject to Section 19(c) of the Plan), including (A) the discretionary authority to extend the post-termination exercisability period of Awards longer than is otherwise provided for in the Plan and (B) accelerate the satisfaction of any vesting criteria or waiver of forfeiture or repurchase restrictions;

(x) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the minimum amount required to be withheld. The Fair Market Value of any Shares to be withheld will be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose will be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(xi) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator,

(xii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award;

(xiii) to determine whether Awards will be settled in Shares, cash or in any combination thereof;

(xiv) to determine whether Awards will be adjusted for Dividend Equivalents;

(xv) to create Other Stock Based Awards for issuance under the Plan;

(xvi) to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

(xviii) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Effect of Administrator’s Decision. The Administrator’s decisions, determinations, and interpretations will be final and binding on all Participants and any other holders of Awards.

5. Eligibility. Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Units, Performance Shares, Restricted Stock Units and Other Stock Based Awards may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(b) Special Limits for Grants of Options and Stock Appreciation Rights. Subject to Section 16 of the Plan, the following special limits shall apply to Shares available for Awards under the Plan:

(i) the maximum number of Shares that may be subject to Options granted to any Service Provider in any calendar year shall equal 3,000,000 Shares; and

(ii) the maximum number of Shares that may be subject to Stock Appreciation Rights granted to any Service Provider in any calendar year shall equal 3,000,000 Shares.

(c) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing his or her relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

7. Stock Options.

(a) Term of Option. The term of each Option will be stated in the Award Agreement and will not exceed ten (10) years from the date of grant. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per Share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, subject to the following:

(1) In the case of an Incentive Stock Option

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(2) In the case of a Nonstatutory Stock Option, the per Share exercise price will be determined by the Administrator. In the case of a Nonstatutory Stock Option intended to qualify as “performance-based compensation” within the meaning of Section 162 (m) of the Code, or in the event of the grant of a Nonstatutory Stock Option to an Employee, Director, or Consultant who is a U.S. taxpayer, the per Share exercise price will be no less than 100% of the Fair Market Value per Share on the date of grant.

(3) Notwithstanding the foregoing, Incentive Stock Options may be granted with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised. The Administrator, in its sole discretion, may accelerate the satisfaction of such conditions at any time.

(c) Form of Consideration. The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) promissory note;

(iv) other Shares which meet conditions established by the Administrator;

(v) consideration received by the Company under a cashless exercise program implemented by the Company in connection with the Plan;

(vi) a reduction in the amount of any Company liability to the Participant, including any liability attributable to the Participant’s participation in any Company-sponsored deferred compensation program or arrangement;

(vii) any combination of the foregoing methods of payment; or

(viii) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(d) Exercise of Option.

(i) Procedure for Exercise; Rights as a Stockholder. Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (x) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option, and (y) full payment for the Shares with respect to which the Option is exercised (including provision for any applicable tax withholding). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan or the applicable Award Agreement.

Exercising an Option in any manner will decrease the number of Shares thereafter available for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement).

In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iii) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

(iv) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated prior to the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the persons) to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant’s death. Unless otherwise provided by the Administrator, if at the time of death the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not exercised as to all of the vested Shares within the time specified by the Administrator, the Option will terminate, and the remaining Shares covered by such Option will revert to the Plan.

8. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) Restricted Stock Agreement. Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Unless the Administrator determines otherwise, Shares of Restricted Stock will be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

(c) Transferability. Except as provided in this Section 8, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) Other Restrictions. The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) Removal of Restrictions. Except as otherwise provided in this Section 8, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

9. Stock Appreciation Rights.

(a) Grant of SARs. Subject to the terms and conditions of the Plan, a SAR may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) Number of Shares. The Administrator will have complete discretion to determine the number of SARs granted to any Service Provider.

(c) Exercise Price and Other Terms. The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Plan.

(d) Exercise of SARs. SARs will be exercisable on such terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator, in its sole discretion, may accelerate exercisability at any time.

(e) SAR Agreement. Each SAR grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(f) Expiration of SARs. An SAR granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Sections 7(d)(ii), 7(d)(iii) and 7(d)(iv) also will apply to SARs.

(g) Payment of SAR Amount. Upon exercise of an SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the SAR is exercised.

At the discretion of the Administrator, the payment upon SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. Performance Units and Performance Shares.

(a) Grant of Performance Units/Shares. Subject to the terms and conditions of the Plan, Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant.

(b) Value of Performance Units/Shares. Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) Performance Objectives and Other Terms. The Administrator will set performance objectives in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Participant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals (including solely continued service), applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion; provided, however, that if the Award is a 162(m) Award, then the Award will be subject to achievement of Performance Goals with respect to a Performance Period established by the Committee and the Award shall be granted and administered in accordance with the requirements of Section 162(m) of the Code.

(d) Earning of Performance Units/Shares. After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives for such Performance Unit/Share unless such Award is a 162(m) Award.

(e) Form and Timing of Payment of Performance Units/Shares. Payment of earned Performance Units/Shares will be made after the expiration of the applicable Performance Period at the time determined by the Administrator. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination of cash and Shares.

(f) Cancellation of Performance Units/Shares. On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

11. Restricted Stock Units. Restricted Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator

12. Other Stock Based Awards. Other Stock Based Awards may be granted either alone, in addition to, or in tandem with, other Awards granted under the Plan and/or cash awards made outside of the Plan. The Administrator shall have authority to determine the Service Providers to whom and the time or times at which Other Stock Based Awards shall be made, the amount of such Other Stock Based Awards, and all other conditions of the Other Stock Based Awards including any dividend and/or voting rights.

13. Leaves of Absence. Unless the Administrator provides otherwise, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence and will resume on the date the Participant returns to work on a regular schedule as determined by the Company; provided, however, that no vesting credit will be awarded for the time vesting has been suspended during such leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three months following the 91st day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

15. Adjustments; Dissolution or Liquidation; Change in Control.

(a) Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, then the Administrator shall, in such manner as it may deem equitable, adjust the number and class of Shares which may be delivered under the Plan, the number, class and price of Shares subject to outstanding awards, and the numerical limits in Section 6. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Award, to the extent applicable, until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised or vested, an Award will terminate immediately prior to the consummation of such proposed action.

(c) Change in Control.

(i) Stock Options and SARs. In the event of a Change in Control, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR is not assumed or substituted in the event of a Change in Control, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the Change in Control, the option or SAR confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or SAR, for each share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of such performance goals without the Participant’s consent; provided, however, a modification to such performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(ii) Restricted Stock, Performance Shares, Performance Units, Restricted Stock Units and Other Stock Based Awards. In the event of a Change in Control, each outstanding Award of Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit, Other Stock Based Award and Restricted Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. Unless determined otherwise by the Administrator, in the event that the successor corporation refuses to assume or substitute for the Award, the Participant shall fully vest in the Award, including as to Shares/Units that would not otherwise be vested, all applicable restrictions will lapse, and all performance objectives and other vesting criteria will be deemed achieved at targeted levels. For the purposes of this paragraph, an Award of Restricted Stock, Performance Shares, Performance Units, Other Stock Based Awards and Restricted Stock Units shall be considered assumed if, following the Change in Control, the award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit), the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide that the consideration to be received for each Share (and if a Restricted Stock Unit or Performance Unit, for each Share as determined based on the then current value of the unit) be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control. Notwithstanding anything herein to the contrary, an Award that vests, is earned, or is paid-out upon the satisfaction of one or more performance goals will not be considered assumed if the Company or its successor modifies any of the performance goals without the Participant’s consent; provided, however, a modification to the performance goals only to reflect the successor corporation’s post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(iii) Outside Director Awards. Notwithstanding any provision of Section 15(c)(i) or 15(c)(ii) to the contrary, with respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following the assumption or substitution the Participant’s status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant, then the Participant shall fully vest in and have the right to exercise his or her Options and Stock Appreciation Rights as to all of the Awarded Stock, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units, as applicable, will lapse, and, with respect to Performance Shares, Performance Units, and Other Stock Based Awards, all performance goals and other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(iv) Administrator Discretion. Notwithstanding any provision of Section 15(c)(i), 15(c)(ii), or 15(c)(iii) to the contrary, the Administrator (or in the case of 162(m) Awards, the Committee) may determine alternative treatment that shall apply to the Award in the event of a Change in Control by specifying such alternative treatment in the Award Agreement. In the event of such alternative treatment, the treatment specified in Sections 15(c)(i), 15(c)(ii), and 15(c)(iii), as applicable, shall not apply.

16. Date of Grant. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

17. Term of Plan. Subject to Section 22 of the Plan, the Plan will become effective upon its adoption by the Board. It will continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend, or terminate the Plan.

(b) Stockholder Approval. The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. Severability. Notwithstanding any contrary provision of the Plan or an Award to the contrary, if any one or more of the provisions (or any part thereof) of this Plan or the Awards shall be held invalid, illegal, or unenforceable in any respect, such provision shall be modified so as to make it valid, legal, and enforceable, and the validity, legality, and enforceability of the remaining provisions (or any part thereof) of the Plan or Award, as applicable, shall not in any way be affected or impaired thereby.

21. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

22. Stockholder Approval. The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

Appendix B

Securities Purchase Agreement

股份购买协议

This Share Purchase Agreement (this “Agreement”) is made and entered into as of  November 2, 2022 by and among (i) S International Holdings Limited, a Cayman Islands exempt company (the “Purchaser”), (ii) S International Group Limited, a British Virgin Islands company (the “Company”), and (iii) SOS Limited, a Cayman Islands exempt company (“SOS” or the “Seller”). The Purchaser, the Company and the Seller are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

本协议签订于2022年11月2日，签署方分别是：(i) 艾斯国际控股有限公司，一家开曼公司（以下简称“买方”），(ii) 艾斯国际集团有限公司，一家英属维京群岛（BVI）离岸公司（以下简称“公司”），(iii) SOS Limited，一家开曼公司 (以下简称“SOS”或“卖方”)。买方、公司、卖方，分别为协议的“一方”，合称为“三方”。

RECITALS:

前提

WHEREAS, as at the date hereof, (i) SOS owns 100% of the issued shares in the Company, the Company owns 100% of the issued shares in S International Holdings Limited (“S International HK”), S International HK owns 100% of the issued shares in Qingdao S Investment Holding Limited (“WFOE”), and WFOE controls Qingdao SOS Industrial Holding Co., Ltd. through a series of contractual agreements with the Company and the shareholders of the Company dated November 2, 2022 (the “VIE Agreements”); and (ii) Qingdao SOS Industrial Holding Co., Ltd owns 100% of the equity interests in each of SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc.;

鉴于，卖方拥有公司100%股份权益，公司拥有艾斯國际控股有限公司 100%股份权益，艾斯國际控股有限公司 拥有Qingdao S Investment Holding Limited 100%股份权益，而Qingdao S Investment Holding Limited通过VIE协议控制青岛艾斯欧艾斯实业控股有限公司100%的股份权益。

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for US$ 17 million (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”).

鉴于，在本协议规定的条款和条件下，卖方希望向买方出售，而买方希望从卖方购买卖方所持有的艾斯国际集团有限公司100%的股份权益（如下文定义），以换取美元1700万元（"购买价格"）；以及

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

现在，因此，考虑到上述前提（这些前提已纳入本协议，如同下文中的全部内容）以及本协议中的陈述、保证、契约和协议，在受法律约束的基础上，双方同意如下：

ARTICLE I

第一条

THE SHARE PURCHASE

股份购买

1.1    Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 100% of the issued and outstanding shares of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.1    股份的购买和销售。在交易结束时（定义见下文），根据本协议的条款和条件，卖方应向买方出售、转让、转移、转让和交付，买方应向卖方购买、获取和接受艾斯国际集团有限公司100%的股份（统称为 “被购买的股份”），不受所有留置权的影响（根据适用证券法对转售的潜在限制除外）。

1.2    Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price.

1.2    交易对价。在交易结束时，根据本协议的条款和条件，买方应向卖方交付购买价格。

1.3    Company Shareholder Consent. Seller, as the controlling shareholder of the Company, hereby approves, authorizes and consents to the Company’s execution and delivery of this Agreement and the Ancillary Documents, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby. Seller acknowledges and agree that the consent set forth herein is intended and shall constitute such consent of the Seller as may be required (and shall, if applicable, operate as a written shareholder resolution of the Company) pursuant to the Company Charter, any other agreement in respect of the Company to which the Seller is a party and all applicable Laws.

1.3    公司股东的同意。卖方作为艾斯国际集团有限公司的控股股东，特此批准、授权并同意艾斯国际集团有限公司签署和交付本协议及附属文件、履行其在本协议项下的义务并完成本协议项下的交易。卖方承认并同意，根据《公司章程》和相关协议、法律，卖方已给与足够的许可和同意（若适用，本同意可以作为公司的书面股东决议）。

ARTICLE II

第二条

CLOSING

交易完成

2.1    Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the “consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.1    交易完成。在第三条规定的条件得到满足或豁免的前提下，本协议所设想的交易的完成（"成交"）应在本协议所有成交条件得到满足或豁免后的第一（1）个工作日上午10:00在翰博文律师事务所的办公室进行。或在买方和三十九铺公司同意的其他日期、时间或地点（实际举行成交的日期和时间为 "成交日"）。

2.2    Corporate Documents. On the Closing Date, the Seller shall deliver or procure to be delivered to the Purchaser the following documents (where applicable) of each of the Company and its subsidiaries: certificate of incorporation, common seal, rubber chop, business licenses, minutes book, register of directors, register of members, transfer and share certificate book, memorandum and articles of association and business registration certificate.

ARTICLE III

第三条

CLOSING CONDITIONS

交易完成的条件

3.1    Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

3.1    各方义务的条件。各方完成本协议所述交易的义务应以卖方和买方满足或书面放弃（在允许的情况下）下列条件为前提。

(a)     Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(a)     必要的监管批准。为了完成本协议所设想的交易，需要从任何政府机构获得或与之达成的所有同意应已获得或达成。

(b)    No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(b)    没有法律阻碍。没有任何政府机构制定、发布、颁布、执行或进入任何当时有效的法律（无论是临时的、初步的还是永久的）或命令，使本协议所设想的交易或协议成为非法，或以其他方式阻止或禁止本协议所设想的交易的完成。

(c)     No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(c)     没有诉讼。不存在任何由第三方非关联方提起的禁止或限制完成交易的未决诉讼。

3.2    Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following conditions:

3.2    公司和卖方义务的条件。除了第3.1节规定的条件外，艾斯国际集团有限公司和卖方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由艾斯国际集团有限公司和卖方）。

(a)     Payment of Purchase Price. At the Closing, Purchaser shall deliver to Seller the Purchase Price by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller. The wire instruction of the designed bank account is as follow:

Account Name:

Bank:

Account No.:

(a)     购买价格的支付。 在交易结束时，买方应通过电汇或支票向卖方提供人民币、港币或美元的购买价，并将其转入到卖方指定的银行账户。指定账户是：

户名：

开户行：

(b)    Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a valuation report from Access Partner Consultancy & Appraisals Limited (or such other financial advisor as approved by the Seller’s Board”).

(b)    公平意见。卖方的董事会（"卖方董事会”）应已收到亚克硕顾问及评估有限公司（或卖方董事会批准的其他财务顾问）的评估报告。

3.3    Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

3.3    买方义务的条件。除了第3.1条规定的条件外，买方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由买方）。

(a)     Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(a)     股票和转让文件。买方应从卖方处收到代表购得股票的证书或文书（或以买方合理接受的形式和内容正式签署的遗失股票的宣誓书），以及以买方（或其代名人）为受益人的、在公司账簿上合理接受的形式的购得股票的转让文书。

3.4    Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

3.4    条件的受阻。不管本文有任何相反的规定，如果本第三条规定的任何条件未能得到满足是由于该方或其关联方未能遵守或履行其在本协议中规定的任何契约或义务而造成的，则任何一方不得以该条件未能得到满足为依据。

ARTICLE IV

第四条

PURCHASER REPRESENTATIONS AND WARRANTIES

买方的陈述和保证

Purchaser hereby represents and warrants to the Seller as follows:

买方在此向卖方陈述和保证如下。

4.1    Authorization; Binding Agreement. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.1    授权；有约束力的协议。买方拥有所有必要的权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此设想的交易的完成(a)已得到正式和有效的授权，(b)除了协议中其他地方规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此设想的交易。本协议已经并将在交付时由买方正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成买方的有效和有约束力的义务，可根据其条款对买方执行，除非其可执行性可能受到适用破产的限制。但其可执行性可能受到适用的破产法、无力偿债法、重组法和暂停法以及其他普遍适用的影响债权人权利执行的法律的限制，或受到任何适用的时效法规的限制，或受到任何有效的抵销或反诉抗辩的限制，以及衡平法补救措施或救济（包括具体执行的补救措施）须由可能寻求此类救济的法院酌情处理的事实（统称 "可执行性例外"）。

4.2    Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.2    政府批准。在执行、交付或履行本协议或完成本协议所设想的交易时，买方不需要获得或与任何政府机构达成任何同意。

4.3    Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.3    不违反规定。买方签署和交付本协议和完成本协议所设想的交易，以及遵守本协议的任何规定，将不会(a)与适用于该方或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(b)(i)违反、抵触或导致违反，(ii)构成违约（或构成违约的事件，如果有通知或时间的推移，或两者都有），(iii)导致终止、撤回、暂停、取消或修改，(iv)加速该方根据要求的履行，(v) 导致终止或加速的权利，(vi) 引起任何付款或提供赔偿的义务，(vii) 导致对该方的任何财产或资产产生任何留置权，(viii) 引起获得任何第三方同意或向任何人提供任何通知的义务，或(ix) 赋予任何人宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改该方任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE V

第五条

seller’s REPRESENTATIONS AND WARRANTIES

公司的陈述和保证

The Seller hereby represents and warrants to the Purchaser as follows:

青岛艾斯欧艾斯实业控股有限公司在此向买方陈述并表述如下：

5.1    Due Organization and Good Standing (i) The Company is duly incorporated and is validly existing under the laws of the British Virgin Islands; (ii) S International HK is duly incorporated and is validly existing under the laws of Hong Kong (iii) each of the WFOE, Qingdao SOS Industrial Holding Co., Ltd., SOS Information Technology Co., Ltd. and Qingdao SOS Digital Technologies Inc. is a business company duly incorporated, validly existing and in good standing under the Laws of PRC.

5.1    适当的组织和良好的地位。青岛艾斯欧艾斯实业控股有限公司公司是一家根据中华人民共和国法律正式成立、有效存在并具有良好信誉的商业公司。

5.2    Authorization; Binding Agreement. Each of the Seller and the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by each of the Seller and the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Seller and the Company, enforceable against each of the Seller and the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.2    授权；有约束力的协议。公司拥有所有必要的公司权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此进行的交易(a)已得到正式和有效的授权，(b)除了协议中规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此进行的交易。本协议已经并将在交付时由公司正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成公司的有效和有约束力的义务，可根据其条款对公司强制执行，但其可执行性可能受到可执行性例外的限制。

5.3    Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any of the Seller or the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with the New York Stock Exchange with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.3    政府批准。在执行、交付或履行本协议或完成本协议所设想的交易方面，本公司不需要获得或与任何政府机构达成任何同意，除了(a)在本公司有资格或被授权作为外国公司做生意的任何司法管辖区，为保持这种资格或授权而可能需要的备案。(b) 本协议所设想的此类文件，(c) 就本协议所设想的交易向纽约证券交易所提交的任何文件，或(d) 《证券法》、《交易法》和/或任何州的 "蓝天 "证券法及其规则和条例的适用要求（如有）。

5.4    Non-Contravention. The execution and delivery by each of the Seller and the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of any of the Seller or the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to any of the Seller or the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any of the Seller or the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any of the Seller or the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of any of the Seller or the Company.

5.4    不违反规定。本公司签署和交付本协议以及完成本协议所设想的交易，以及遵守本协议的任何规定，不会(a)与本公司组织文件的任何规定（如有）相冲突或违反，(b)与适用于本公司或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(c)(i)违反、抵触或导致违反；(ii)根据(i)构成违约（或在发出通知或时间流逝后将构成违约的事件）；(iii)导致终止、撤回、暂停、取消或修改；(iv)加速履行本公司根据(i)的要求。(v) 导致项下的终止或加速的权利，(vi) 导致项下的任何付款或提供赔偿的义务，(vii) 导致项下对公司的任何财产或资产产生任何留置权，(viii) 导致获得任何第三方同意或向任何人士提供任何通知的义

务，或(ix) 赋予任何人士宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改本公司任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE VI

第六条

TERMINATION AND EXPENSES

终止和费用

6.1    Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

6.1    终止。本协议可以终止，据此进行的交易也可以在结束前的任何时候放弃，具体如下。

(a)     by mutual written consent of the Purchaser and the Seller; or

(a)     经买方和卖方共同书面同意；或

(b)    by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

(b)   如果有管辖权的政府机构发布命令或采取任何其他行动，永久限制、禁止或以其他方式禁止本协议所设想的交易，并且该命令或其他行动已成为最终的和不可上诉的，则由买方或卖方发出书面通知；但是，根据本第6节的规定，终止本协议的权利不适用。 但是，如果一方或其附属机构未能遵守本协议的任何规定，是导致该政府当局采取这种行动的主要原因，或在很大程度上导致了这种行动，则该方不得根据本第6节(b)终止本协议。

6.2    Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.2    终止的效果。本协议只能在第6.1节所述的情况下终止，并根据适用方交付给其他适用方的书面通知终止，该通知列出了这种终止的依据，包括第6.1节中作出这种终止的规定。如果根据第6.1节有效终止本协议，本协议将立即失效，任何一方或其各自的任何代表都不承担任何责任，每一方的所有权利和义务都将停止，而且本协议的任何内容都不能免除任何一方在本协议终止前故意违反本协议下的任何陈述、保证、契约或义务或对该方的任何欺诈性索赔所承担的责任。在不限制上述规定的情况下，除了本第六条的规定外，双方在结束之前，对于另一方违反本协议中的任何陈述、保证、契约或其他协议，或与本协议所设想的交易有关的唯一权利，是根据第6.1条终止本协议的权利（如果适用）。

6.3    Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

6.3    费用和开支。与本协议和本协议所设想的交易有关的所有费用都应由产生这些费用的一方支付。在本协议中，"费用 "应包括一方或其代表在授权、准备、谈判、执行或履行本协议或与之相关的任何附属文件以及与完成本协议有关的所有其他事项方面所发生的所有实际费用（包括律师、会计师、投资银行家、财务顾问、融资来源、专家和顾问的所有费用和支出）。

ARTICLE VII

第七条

RELEASES

7.1    Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself (the “Releasing Person”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

7.1    解除和不起诉。在适用法律允许的最大范围内，自成交之日起，买方将代表其自身（“解除人”），释放并解除卖方在法律和衡平法上已知或未知的任何及所有行动、义务、协议、债务和责任，不论是在法律上还是在衡平法上，这些释放者现在有的、曾经有的或以后可能有的针对卖方的诉讼、义务、协议、债务和责任，是在成交日或之前产生的，或因成交日或之前发生的任何事项而产生的，包括从卖方获得赔偿或补偿的任何权利，不论是根据其组织文件、合同或其他，也不论是否与成交日未决或成交后提出的索赔有关。在此，每个解除者在此不可撤销地承诺，不直接或间接地对卖方或其关联公司提出任何诉讼，或开始或导致开始任何形式的诉讼，基于本协议声称释放的任何事项。不管本协议有任何相反的规定，规定的解除和限制不应适用于解除人根据本协议或任何附属文件的条款和条件对任何一方提出的任何索赔。

ARTICLE VIII

第八条

SURVIVAL AND INDEMNIFICATION

存续和赔偿

8.1    Survival. All representations and warranties of the Purchaser and the Seller contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.1    存续。买方在本协议中的所有陈述和保证（包括所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺）应在结束时继续有效，直到结束日期的第二（2）周年；但是，第4.1节（授权；有约束力的协议）中的陈述和保证应无限期地存在。此外，针对买方或股东的欺诈性索赔应无限期地存在。如果违反任何陈述或保证的索赔的书面通知是在该陈述或保证根据本第8.1节不再存续的适用日期之前发出的，那么相关的陈述和保证对该索赔应继续有效，直到该索赔得到最终解决。本协议中包含的买方的所有契约、义务和协议（包括本协议的所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺），包括任何赔偿义务，在成交后继续有效，直到按照其条款完全履行。为了避免疑问，根据第8.2条的任何分节（除其第(i)或(ii)款外）提出的赔偿要求可在任何时间提出。

8.2    Indemnification by the Purchasers. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Sellers, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.2    买方的赔偿。在不违反本第八条的条款和条件的前提下， 自交割日起以及交割之后，买方及其继承人与受让人（根据本第8.2条提出的任何索赔，统称“赔偿方”）应就赔偿、维护并保障卖方及其关联方和各自的管理人员、董事、经理、雇员、继承人、许可的受让人（根据本第8.2条提出的任何索赔，统称“受偿方”）免受损害承担连带责任，使受偿方免受任何及所有损失、诉讼、命令、责任、损害（包括间接损害）、价值缩减、税收、利息、罚款、留置权、和解支付的金额、成本和费用（包括合理的调查费用、法庭费用以及合理的律师费与开支）（前述任何一项均为“损失”），且前述任何受偿方支付、遭受的、承担的、或强加于受偿方的损失是直接或间接地、全部或部分地源于以下原因：(i) 违反买方或股东在本协议或买方或股东根据本协议交付的任何证书中所作的任何陈述或保证；(ii) 买方或股东违反本协议或买方或股东根据本协议交付的任何证书中规定的任何契约或协议；(iii) 在交易结束前，因出售、购买、终止、取消、到期、赎回或转换任何此类证券而引起的卖方股权证券（包括期权、认股权证、可转换债务或其他可转换证券或其他获得卖方股权证券的权利）持有人的任何行动；或 (iv) 任何欺诈性索赔。

8.3    Limitations and General Indemnification Provisions.

8.3    限制和一般赔偿条款。

(a)     Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

(a)     仅为了确定本第八条规定的损失金额（为避免疑问，不是为了确定是否存在引起赔偿要求的违约行为），本协议（包括本协议的披露附表）或任何附属文件中规定的所有陈述、保证和契约，如果受到实质性或类似含义或效果的词语的限制，将被视为没有任何此类限制。

(b)    No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(b)    赔偿方及其代表对违反赔偿方的陈述、保证、契约或协议的调查或了解，不影响赔偿方的陈述、保证、契约和协议，也不影响赔偿方根据本协议的任何条款（包括本第八条）对其进行追索。

(c)     The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(c)     任何获赔方遭受或发生的任何损失的金额，应减去支付给获赔方或其任何关联公司作为对该等损失的补偿的任何保险金的金额(而且根据本协议，任何保险公司不应享有代位权，除非这种放弃代位权的做法会损害任何适用的保险范围)，并减去收款成本和因该等损失或保险付款而增加的保险费。

8.4    Indemnification Procedures.

8.4    赔偿程序

(a)     In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Sellers may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(a)     为了提出本协议项下的赔偿要求，卖方必须向赔偿方提供有关此类要求的书面通知（"索赔通知"）。该索赔通知应包括：(i)对与该赔偿要求标的有关的事实和情况的合理描述，以当时已知的为限；(ii)被赔偿方因该索赔而遭受的损失金额，以已知或可合理估计的为限（但卖方此后可通过向赔偿方提供修订的索赔通知，善意地调整与该索赔有关的损失金额）

(b)    In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Sellers must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Sellers in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Sellers of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the

Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Sellers; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(b)    如果因第三方(包括任何政府机构)的索赔("第三方索赔")而引起本第八条规定的任何赔偿要求，卖方必须在被赔偿方收到该第三方索赔的通知后迅速(但无论如何不得迟于三十(30)天)向赔偿方发出索赔通知。但是，未发出该通知并不解除赔偿方的赔偿义务，除非该第三方索赔的辩护因未发出该通知而受到实质性和不可逆转的损害。赔偿方将有权对任何此类第三方索赔进行辩护和指导辩护，费用由赔偿方选定的律师承担，除非(i)赔偿方在收到此类第三方索赔的通知后二十(20)天内未能向卖方充分确认赔偿方对该被赔偿方的义务，或全部或部分地质疑。或(ii)在该第三方索赔待决的任何时候，(A)赔偿方和卖方在进行该辩护时存在利益冲突，(B)适用的第三方声称是欺诈性索赔，或(C)该索赔是刑事性质的，可以合理地预期会导致刑事诉讼，或寻求对赔偿方的禁令或其他公平救济。如果赔偿方选择并有权对此类第三方索赔进行妥协或辩护，它将在二十（20）天内（如果第三方索赔的性质需要，则更早）将其意图通知卖方，并且赔偿方和被赔偿方将在赔偿方的要求和费用下，合作为此类第三方索赔辩护。如果赔偿方选择不进行或在任何时候都无权根据本第8.4节的规定对该第三方索赔进行妥协或辩护，或未按本协议规定通知卖方其选择或拒绝承认或质疑其在本协议下的赔偿义务，卖方可对该第三方索赔进行支付、妥协或辩护。尽管本协议有任何相反的规定，但如果没有赔偿方的事先书面同意（这种同意不会被不合理地扣留、延迟或附加条件），赔偿方对被赔偿方或卖方解决的任何此类第三方索赔没有赔偿义务。然而，尽管有上述规定，但不要求赔偿方不支付任何根据最终的、不可上诉的命令已经到期的第三方索赔，也不要求赔偿方不支付任何第三方索赔，如果延迟支付该索赔会导致取消对赔偿方当时持有的任何财产或资产的留置权，或者任何延迟支付会给赔偿方造成重大经济损失。赔偿方指导辩护的权利将包括对任何第三方索赔进行妥协或达成和解协议的权利。但这种妥协或和解不会使被赔偿方有义务同意任何要求被赔偿方采取或限制任何行动（包括支付金钱和竞争限制）的和解，除非事先得到卖方的书面同意（这种同意只有在有诚意的情况下才会被扣留、附加条件或推迟），否则被赔偿方将为该第三方索赔签署一份免责声明，并同意接受与此相关的惯常保密义务。尽管赔偿方有权根据前一句话进行妥协或和解，但赔偿方不得在卖方反对的情况下对任何第三方索赔进行和解或妥协；但是，卖方对和解或妥协的同意不会被不合理地拒绝、拖延或附加条件。卖方将有权参与任何第三方索赔的辩护，并由其选择律师，但赔偿方有权指导辩护。

(c)     With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

(c)     对于不属于第三方索赔的任何直接赔偿要求，赔偿方在收到索赔通知后有三十(30)天的时间进行答复。如果赔偿方没有在这三十(30)天内作出回应，代表赔偿方的赔偿方将被视为已接受该索赔通知中所列损失的责任，但须遵守本第八条规定的赔偿限制，且无权对该索赔通知的有效性提出进一步质疑。如果赔偿方在收到索赔通知后的三十(30)天内作出回应，并全部或部分拒绝该索赔，卖方将可以自由地寻求本协议、任何附属文件或适用法律可能提供的补救措施。

8.5    Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

8.5 独家补救措施。从结束后，除了与本协议的谈判或执行有关的欺诈性索赔或寻求禁令或具体严格执行的索赔外，根据本第八条的赔偿应是双方对本协议下产生的任何种类或性质的事项的唯一和排他性补救措施，包括对本协议或根据本协议交付的任何证书或文书中所载的任何保证、契约或其他规定的误述或违反，或与本协议的主题有关的其他事项，包括谈判和讨论。

ARTICLE IX

第九条

MISCELLANEOUS

杂项

9.1    Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

9.1    通知。本协议项下的所有通知、同意、弃权和其他通信均应采用书面形式，并应在以下情况下被视为已正式发出：(i)亲自送达；(ii)通过传真或其他电子方式送达，并确认收到；(iii)在发送后的一个工作日内，如果通过有信誉的。(iii) 如果通过国家认可的隔夜快递服务发送，则在发送后的一个工作日内，或(iv) 如果通过挂号或认证邮件发送，则在邮寄后的三(3)个工作日内，预付邮资并要求回执，在每一种情况下，都送到适用方的以下地址（或应通过类似通知指定的一方的其他地址）。

If to the Seller:	SOS Limited
卖方信息：	Address: Building 6, East Seaview Park, 298 Haijing Road, Yinzhu Street, West Coast New District, Qingdao City, Shandong Province, People’s Republic of China 266400
Attn: Yandai Wang
With a copy to:	Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 Fax: 212-202-6380 Attn.: Joan Wu, Esq.
抄送：	翰博文律师事务所 纽约华尔街48号1100室 联系人：吴琼律师
If to the Purchaser:	S International Holdings Limited
Address:
Attn: Yilin Wang
买方信息：	艾斯国际控股有限公司王怡琳 地址：

9.2    Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.2    约束力；转让。本协议和本协议的所有条款对双方及其各自的继承人和允许的受让人具有约束力，并使其受益。未经买方和卖方事先书面同意，本协议不得通过法律或其他方式进行转让，任何未经同意的转让都是无效的；但这种转让不应免除转让方在本协议下的义务。

9.3    Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.3    第三方。本协议或任何一方所执行的与本协议所设想的交易有关的任何文书或文件中的任何内容，都不应在非本协议或本协议的缔约方或该缔约方的继承人或允许的转让人的任何个人身上创造任何权利，或被视为为其利益而执行

9.4    Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.4    仲裁。因本协议或本协议所设想的交易而产生的、与之相关的或与之有关的任何及所有争议、纠纷和索赔（不包括申请临时禁止令、初步禁止令、永久禁止令或其他公平救济或申请执行本第 9.4 节规定的决议）（"争议"）应受本第9.4节管辖。一方必须在第一时间将任何争议书面通知给受该争议影响的其他各方，该通知必须对受争议影响的事项进行合理的详细描述。该争议所涉各方应在该争议所涉其他各方收到该争议通知后的十（10）个工作日内寻求友好解决该争议；"解决期"）；但如果任何争议在该争议发生后六十（60）天内不作决定，则合理地预期该争议将变得无意义或不相关，则该争议将没有解决期。任何在解决期内未得到解决的争议，可立即根据当时存在的美国仲裁协会（"AAA"）商业仲裁规则的快速程序（"AAA程序"）提交并最终通过仲裁解决。该争议所涉及的任何一方可以将争议提交给美国仲裁协会，以

便在解决期限之后开始程序。如果AAA程序和本协议有冲突，应以本协议的条款为准。仲裁应在争议提交给AAA后迅速（但在任何情况下在五（5）个工作日内）由AAA提名的一名仲裁员进行，并为争议的每一方合理地接受，该仲裁员应是一名商业律师，在收购协议的争议方面具有丰富的仲裁经验。仲裁员应接受其任命，并在其被提名和被争议各方接受后迅速开始仲裁程序（但无论如何应在五（5）个营业日内）。仲裁程序应精简、高效。仲裁员应根据纽约州的实体法裁决争议。时间是关键。各方应在确认仲裁员任命后二十（20）天内向仲裁员提交解决争议的建议。仲裁员有权命令任何一方做或不做符合本协议、附属文件和适用法律的任何事情，包括履行其合同义务；但仲裁员应仅限于根据上述权力命令（为避免疑问，应命令）相关方（或各方，如适用）只遵守其中一个或另一个建议。仲裁员的裁决应是书面的，并应包括对仲裁员选择一种或另一种建议的理由的合理解释。仲裁地点应在纽约州的纽约县。仲裁的语言为英语。

9.5    Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5    管辖法律；管辖权。本协议应受纽约州法律的管辖，并根据其解释和执行，而不考虑其法律原则的冲突。根据第9.4条的规定，由本协议引起的或与本协议有关的所有诉讼应在位于纽约州纽约市的任何州或联邦法院（或可对这些法院提出上诉的任何法院）（"特定法院"）专门审理和裁决。根据第9.4的规定，本协议的每一方在此 (a)服从任何特定法院的专属管辖权，以处理本协议的任何一方提出的或与之相关的任何诉讼，以及 (b)不可撤销地放弃，并同意不以动议、辩护或其他方式在任何此类诉讼中主张。任何声称其本人不受上述法院的管辖，其财产被豁免或免于扣押或执行，该诉讼是在不方便的法院提起的，该诉讼的地点是不恰当的，或本协议或本协议所设想的交易可能不会在任何特定的法院强制执行。各方同意，任何诉讼的最终判决应是决定性的，并可在其他司法管辖区通过对判决的诉讼或法律规定的任何其他方式执行。每一方不可撤销地同意，在与本协议所设想的交易有关的任何其他诉讼或程序中，以其自身或其财产的名义，将传票和申诉以及任何其他程序的副本亲自送达第1节规定的该方的适用地址。本第9.5条的规定不影响任何一方以法律允许的任何其他方式送达法律程序的权利。

9.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.6    放弃陪审团审判。在适用法律允许的最大范围内，本协议各方在此放弃其对直接或间接产生于本协议或本协议所设想的交易的任何诉讼的陪审团审判的权利。本协议的每一方(a)证明，任何其他方的代表都没有明确或以其他方式表示，该其他方在发生任何诉讼时不会寻求执行上述放弃，并且(b)承认它和本协议的其他各方是在本节中的相互放弃和证明等因素的诱导下签订本协议。

9.7    Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.7    具体执行。每一方都承认，每一方完成本协议所设想的交易的权利是独一无二的，承认并确认，如果任何一方违反本协议，金钱上的损失可能是不够的，非违约方可能没有足够的法律补救措施，并同意，如果本协议的任何条款没有被适用方按照其具体条款履行或被违反，将会发生不可弥补的损失。因此，每一方都有权寻求禁令或限制令，以防止违反本协议的行为，并寻求具体执行本协议的条款和规定，而不需要交纳任何保证金或其他担保，也不需要证明金钱损失是不够的，这是该方根据本协议、法律或衡平法可能享有的任何其他权利或补救措施的补充。

9.8    Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8  可分割性。如果本协议中的任何条款在某一司法管辖区被认定为无效、非法或无法执行，那么就所涉及的司法管辖区而言，该条款应被修改或删除，但以使其有效、合法和可执行为限，本协议其余条款的有效性、合法性和可执行性不得以任何方式受到影响或损害，该条款的有效性、合法性或可执行性在任何其他司法管辖区不得受到影响。一旦确定任何条款或其他规定是无效的、非法的或无法执行的，双方将以适当和公平的规定来替代任何无效的、非法的或无法执行的规定，只要是有效的、合法的和可执行的，就可以实现该无效的、非法的或无法执行的规定的意图和目的。

9.9    Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.9    修订。本协议只能通过买方和卖方签署的书面文件进行修订、补充或修改。

9.10  Waiver. The Purchaser on behalf of itself, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.10  弃权。买方代表其自身，公司代表其自身及其关联方，以及卖方代表其自身，可以自行决定(i) 延长任何其他非关联方履行任何义务或其他行为的时间，(ii)放弃其他非关联方在本协议中或根据本协议交付的任何文件中的任何不准确的陈述和保证，以及(iii)放弃其他非关联方对本协议中任何契约或条件的遵守。任何这样的延期或放弃，只有在由受约束的一方或多方签署的书面文件中列明才有效。尽管有上述规定，任何一方未能或延迟行使本协议项下的任何权利，都不能作为对该权利的放弃，任何单一或部分的行使也不能排除任何其他或进一步行使本协议项下的任何其他权利。

9.11  Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.11  完整的协议。本协议和本协议提及的文件或文书，包括本协议所附的任何展品、附件和附表，这些展品、附件和附表通过提及而纳入本协议，体现了本协议双方就本协议所含主题达成的全部协议和谅解。除了本协议明确规定或提及的或本协议提及的文件或文书外，没有任何限制、承诺、陈述、保证、契约或保证，它们共同取代了所有先前的协议和双方之间关于本协议所载事项的谅解。

9.12  Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the applicable PRC laws or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.12  解释。本协议中的目录以及条款和章节的标题仅用于参考，不属于双方协议的一部分，并且不以任何方式影响本协议的含义或解释。在本协议中，除非上下文另有要求。(a) 本协议中使用的任何代词应包括相应的阳性、阴性或中性形式，单数的词，包括任何定义的术语，包括复数，反之亦然。(b) 对任何个人的提及包括该人的继承人和受让人，但如果适用，只有在该继承人和受让人被本协议允许的情况下，对一个人的特定身份的提及不包括该人的任何其他身份； (c) 本协议或任何附属文件中使用的、未另行定义的任何会计术语具有根据公认会计准则赋予该术语的含义。(d) "包括"（以及相关的含义 "包括"）是指包括但不

限制该术语之前或之后的任何描述的一般性，并应在每种情况下被视为在 "无限制 "之后； (e) 本协议中的 "这里"、"这里 "和 "这里 "以及其他类似含义的词语应在每种情况下被视为指本协议的整体，而不是指本协议的任何特定章节或其他细分部分。(f) 本协议中使用的 "如果 "一词和其他类似含义的词在每种情况下都应被视为在 "只有在 "之后；(g) 术语 "或 "意味着 "和/或"；(h) 任何对 "正常过程 "或 "正常业务过程 "的提及在每种情况下都应被视为在 "符合以往惯例 "之后。(i) 在此定义或提及的或在此提及的任何协议或文书中的任何协议、文书、保险单、法律或命令是指不时修正、修改或补充的此类协议、文书、保险单、法律或命令，包括（就协议或文书而言）通过放弃或同意以及（就法规、条例、规则或命令而言）通过继承可比的后续法规、条例、规则或命令以及提及其所有附件和纳入其中的文书。(j) 除非另有说明，本协议中所有提到 "章节"、"条款"、"附表"、"附件 "的地方都是指本协议的章节、条款、附表、附件；以及 (k) 术语 "美元 "或"$"是指美国美元。本协议中提到的任何个人的董事应包括该人的管理机构的任何成员，本协议中提到的任何个人的官员应包括为该人担任基本类似职位的任何人员。在本协议或任何附属文件中提到一个人的股东，应包括该人的股权的任何适用的所有者，无论其形式如何，包括就买方而言，其在中华人民共和国法案或其组织文件中的股东。双方共同参与了本协议的谈判和起草工作。因此，如果出现歧义或意图或解释的问题，本协议应被解释为由双方共同起草，并且不应出现有利于或不利于任何一方的推定或举证责任，因为本协议的任何条款的作者。如果任何合同、文件、证书或文书由本公司表示并保证由本公司给予、交付、提供或提供，为了使该合同、文件、证书或文书被视为已给予、交付、提供和提供给买方或其代表，该合同、文件、证书或文书应已张贴到代表本公司为买方及其代表的利益而维护的电子数据网站，并且买方及其代表已被允许访问包含这些信息的电子文件夹。

9.13  Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13  对等文件。本协议可以通过一份或多份对等文件来执行和交付（包括通过传真或其他电子传输方式），并由不同的缔约方以不同的对等文件来执行，每一份对等文件在执行时都应被视为一份正本，但所有对等文件合在一起应构成一份相同的协议。

ARTICLE IX

第十条

DEFINITIONS

定义

10.1  Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

10.1  具体定义。就本协议而言，以下大写的术语具有以下含义：

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“行动 "是指由任何政府当局或在任何政府当局面前发出的任何不遵守或违反的通知，或任何索赔、要求、指控、行动、诉讼、诉讼、审计、和解、投诉、协议、评估或仲裁，或任何要求（包括任何信息要求）、调查、听证、诉讼或调查。

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“关联公司 "是指，就任何个人而言，直接或间接控制、被其控制或与之共同控制的任何其他个人。

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“营业日 "是指除周六、周日或法定假日以外的任何一天，在纽约州纽约市的商业银行机构被授权关闭营业。

“Company Charter” means the memorandum and articles of association of the Company.

“公司章程 "是指公司组织章程大纲和条款。

“Company Ordinary Shares” means the ordinary shares of the Company.

“公司普通股 "是指公司的普通股。

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“同意 "是指任何政府当局或任何其他人的同意、批准、放弃、授权或许可，或向任何政府当局或任何其他人发出的通知或声明或备案。

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“合同 "是指所有合同、协议、有约束力的安排、债券、票据、契约、抵押、债务文书、采购订单、许可证、特许权、租赁和其他任何种类的书面或口头文书或义务（包括其任何修正案和其他修改）。

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

对一个人的 "控制 "是指直接或间接拥有指导或导致指导该人的管理和政策的权力，无论是通过拥有投票权的证券，通过合同，还是其他。"被控制"、"控制 "和 "被共同控制 "具有相关的含义。在不限制上述规定的情况下，一个人（"被控制人"）应被视为受以下情况控制：(a) 任何其他人（"10%的所有者"）(i)按《交易法》第13d-3条的意思，实际拥有使该人有权投票选举被控制人的董事或同等管理机构的百分之十（10%）或以上的证券，或（ii）有权分配或接受被控制人百分之十（10%）或以上的利润、损失或分配。(b) 被控制人的高级职员、董事、普通合伙人、合伙人（有限合伙人除外）、经理或成员（无管理权的成员除外，且不属于10%的所有者）。或 (c) 被控制人关联公司的配偶、父母、直系亲属、兄弟姐妹、姑姑、叔叔、侄女、岳母、岳父、嫂子或姐夫，或为被控制人关联公司的利益而设立的信托，或被控制人的关联公司是其受托人。

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“欺诈性索赔 "是指全部或部分基于欺诈、故意不当行为或故意虚假陈述的任何索赔。

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“GAAP "是指在美国生效的公认的会计原则。

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“政府机构 "是指任何联邦、州、地方、外国或其他政府、准政府或行政机构、工具、部门或机构或任何法院、法庭、行政听证机构、仲裁小组、委员会或其他类似的争端解决小组或机构。

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“法律 "是指由任何政府当局发布、颁布、通过、批准、制定、实施或以其他方式生效的任何联邦、州、地方、市政、外国或其他法律、法规、立法、普通法原则、条例、法典、法令、公告、条约、公约、规则、指令、要求、令状、禁令、和解、命令或同意。

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“负债 "是指任何性质的任何和所有负债、债务、行动或义务（无论是绝对的、应计的、或有的还是其他的，无论是已知的还是未知的，无论是直接的还是间接的，无论是成熟的还是未成熟的，以及无论是到期的还是将到期的），包括到期的或将到期的税务责任。

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“留置权 "是指任何抵押、质押、担保权益、附加物、优先购买权、选择权、代理权、投票信托、负担、留置权或任何种类的收费（包括任何有条件的销售或其他所有权保留协议或具有此类性质的租赁）、限制（无论是关于投票、销售、转让、处置或其他）、有利于另一人的任何排序安排、根据统一商法典或任何类似法律作为债务人提交融资声明的任何申请或协议。

“NYSE” means the New York Stock Exchange.

“纽交所 "指纽约证券交易所。

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“命令 "是指由任何政府机构或在其授权下作出或已经作出、进入或以其他方式生效的任何命令、法令、裁定、判决、禁令、令状、决定、有约束力的决定、裁决、司法裁决或其他行动。

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“组织文件"，对买方而言，是指《买方章程》，对任何其他方而言，是指其公司证书和公司章程或类似的组织文件，在每种情况下，都是经修订的。

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“代表 "是指，对于任何一个人来说，该人的附属机构及其经理、董事、官员、雇员、代理人和顾问（包括财务顾问、律师和会计师）。

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“税收 "是指(a)所有直接或间接的联邦、州、地方、外国和其他净收入、总收入、总收益、销售、使用、增值、从价、转让、特许经营、利润、许可证、租赁、服务、服务使用、预扣、工资、就业、社会保障和与支付雇员报酬有关的缴款、消费税、离职费、印花税、职业税、保险费、财产、意外利润、替代最低税、估计、海关、关税或其他任何种类的税、费、评估或收费。(b) 支付(a)条所述款项的任何责任，不论是由于在任何时期成为附属、合并、联合或统一集团的成员，还是由于法律的实施，以及(c)由于与任何其他人达成的任何税收分享、税收集团、税收赔偿或税收分配协议，或任何其他明示或暗示的赔偿协议，支付(a)或(b)条所述的款项的任何责任。

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IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

The Purchaser:	S International Holdings Limited
买方:	艾斯国际控股有限公司
By:	/s/ Yilin Wang
Yilin Wang
王怡林
Title:	Sole Shareholder
股东
The Seller:	SOS Limited
卖方:	SOS Limited
By:	/s/ Yandai Wang
Yandai Wang
王燕代
Title:	Chief Executive Officer

The Company:	S International Group Limited
公司:	艾斯国际集团有限公司
By:	/s/ Yilin Wang
Yilin Wang
Title:	Chief Executive Officer